MULTIPLE SPONSORED RETIREMENT OPTIONS II

A Deferred Combination Variable and Fixed Annuity Contract
issued by
Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

**Supplement Dated August 6, 2020, to the Contract Prospectus and
Contract Prospectus Summary, each Dated May 1, 2020**

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus and contract prospectus summary, as applicable.

_____

UPDATE OF THE INVESCO FLOATING RATE FUND NAME CHANGE

The Invesco Floating Rate Fund name change originally scheduled for August 4, 2020, will now be occurring on August 19, 2020. Accordingly, any references to "Invesco Floating Rate Fund" appearing in the contract prospectus and contract prospectus summary are hereby deleted and replaced with "Invesco Floating Rate ESG Fund."

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting Customer Service.

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.